Filed Pursuant to Rule 433
Dated May 15, 2007
Registration No. 333-106040
American International Group, Inc.
5.450% Medium-Term Notes, Series MP, Matched Investment Program, Due May 18, 2017
Term Sheet

Issuer:	American International Group, Inc.

Ratings:	Aa2(Moody’s)(stable)/AA(Standard & Poor’s)(stable)/AA(Fitch)(stable)

Type:	Senior Unsecured

Principal Amount:	$850,000,000

Use of Proceeds:	Matched Investment Program

Trade Date:	May 15, 2007

Issue Date (Settlement Date):	May 18, 2007 (T+3)

Maturity Date:	May 18, 2017

Interest Rate:	5.450%

Interest Payment Dates:	Semi-annually on the 18th of May and November, commencing November 18, 2007

Price to Public:	99.893%

Underwriting Discount:	0.400%

All-In Price:	99.493%

Net Proceeds:	$845,690,500

Redemption Provisions:	None

Authorized Denominatons:	$2,000 and integral multiples of $1,000 in excess thereof

Managing Underwriters:	Barclays Capital Inc., Morgan Stanley & Co. Incorporated, Wachovia Capital Markets, LLC

Co-Managers:	ANZ Securities, Inc., BMO Capital Markets Corp., KeyBanc Capital Markets Inc., National Australia Capital Markets, LLC

CUSIP:	02687QBW7

          The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275, requesting to be connected to Ext. 2663, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, or Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.